February 8, 2022

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Attn: Cara Wirth, Office of Trade & Services

Re:	FAT Brands Inc.
Registration Statement on Form S-3
File No. 333-261365

Request for Acceleration of Effectiveness

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, FAT Brands Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on February 8, 2022, or as soon thereafter as practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, William Wong of Greenberg Traurig, LLP at (310) 586-7858. In addition, it would be greatly appreciated if you could please call Mr. Wong to notify him when the Registration Statement has been declared effective.

Sincerely,

FAT Brands Inc.

By:	/s/ Andrew A. Wiederhorn
Andrew A. Wiederhorn
Chief Executive Officer

cc:	Allen Z. Sussman, Esq., FAT Brands Inc.
William Wong, Esq., Greenberg Traurig, LLP